SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2010
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

 Index

1. Summary of 2010 First Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the First Quarter of 2010

Summary of 2010 First Quarter Business Report
On May 17, 2010, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the first quarter of 2010 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.
Financial information contained in this summary (and in the attached review report) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.
All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1. Introduction to the Company
1.1. Business Purposes
The business purpose of KB Financial Group is to engage in the following business activities:
•	Ownership and management of companies that are engaged in financial services or activities closely related to financial services;
•	Funding of affiliated companies of KB Financial Group (including direct and indirect subsidiaries, the “Subsidiaries”);
•	Capital investment in Subsidiaries or procurement of funds for the Subsidiaries;
•	Joint development, marketing and use of facilities and IT systems with the Subsidiaries;
•	Lease and provision of brand, license, etc. to Subsidiaries;

•	Other businesses permitted by relevant laws and regulations; and

•	Other businesses incidental or related to the items listed above.
1.2. Business Purposes of Key Subsidiary
The business purpose of Kookmin Bank, our key subsidiary, is to engage in the following business activities:
•	The banking business as prescribed by the Banking Act;
•	The trust business as prescribed by the Financial Investment Services and Capital Markets Act;
•	The credit card business as prescribed by the Specialized Credit Financial Business Act; and
•	Other businesses incidental or related to the items listed above.

1.3. History
•	September 26, 2008
Obtained final approval from the Financial Services Commission to establish a financial holding company
•	September 29, 2008
Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange
•	October 10, 2008
Listing on the Korea Exchange
•	October 20, 2008
The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.
•	October 31, 2008
The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service
•	May 4, 2009
Added Kookmin Bank Cambodia PLC as a second-tier subsidiary
•	June 22, 2009
Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary
•	September 4, 2009
Issued 30,000,000 shares of common stock pursuant to a rights offering (at a share subscription price of Won 37,250 per share)
•	September 28, 2009
Added Burrill-KB Life Sciences Fund as a second-tier subsidiary.
•	December 1, 2009
Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary
•	January 27, 2010
The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

1.4. Overview of the Business Group
(As of March 31, 2010)

Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Investment & Securities	KB Financial Group	Not listed
	KB Life Insurance	KB Financial Group	Not listed
	KB Asset Management	KB Financial Group	Not listed
	KB Real Estate Trust	KB Financial Group	Not listed
	KB Investment	KB Financial Group	Not listed
	KB Futures	KB Financial Group	Not listed
	KB Credit Information	KB Financial Group	Not listed
	KB Data Systems	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Hong Kong	Kookmin Bank	Not listed
	Kookmin Bank International	Kookmin Bank	Not listed
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed

	KB Investment & Securities Hong Kong	KB Investment & Securities	Not listed
	KB-Glenwood Private Equity Fund No. 1	KB Investment & Securities	Not listed

	NPS-KBIC PEF No. 1.	KB Investment	Not listed
	Burrill-KB Life Sciences Fund	KB Investment	Not listed

Notes:

(1)	Jooeun Industrial and KLB Securities, which are subsidiaries of Kookmin Bank, are in liquidation. In addition, Kookmin Finance Asia Limited was liquidated on December 29, 2009.
1.5. Capital Structure
1.5.1. Common Shares
Capital Increase

(As of March 31, 2010)	(Unit: Won, shares)

Issue Date	Type	Number	Par Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%

Number of Shares

(As of March 31, 2010)	(Unit: shares)

	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	386,351,693	386,351,693
Treasury Stock (B)	—	—
Shares Outstanding* (A-B)	386,351,693	386,351,693

*	The number of shares outstanding includes 43,322,704 shares of common stock for which voting rights are restricted.
1.5.2. Treasury Stock
Not applicable
1.5.3. Voting Rights
(As of March 31, 2010)

Items		Number of shares	Notes
Total number of issued shares	Common shares	386,351,693	—
	Preferred shares	—	—
Shares without voting rights	Common shares	—	—
	Preferred shares	—	—
Shares whose voting rights are restricted under relevant laws and regulations	Common Shares	43,322,704	Article 48-7 of the Financial Holding Company Act
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	343,028,989	—
	Preferred shares	—	—

1.6. Dividend

		January 1, 2009 to	September 29, 2008 to
Items		December 31, 2009	December 31, 2008
Par value per share (Won)		5,000	5,000
Net income (Won in Millions)		539,818	611,927
Earnings per share (Won)		1,659	2,078
Total cash dividends (Won in Millions)		78,897	—
Total stock dividends (Won in Millions)		—	—
Cash dividend payout ratio (%)		14.6	—
Cash dividend yield (%)	Common Shares	0.4	—
	Preferred Shares	—	—
Stock dividend yield (%)	Common Shares	—	—
	Preferred Shares	—	—
Cash dividend per share (Won)	Common Shares	230	—
	Preferred Shares	—	—
Stock dividend per share (Shares)	Common Shares	—	—
	Preferred Shares	—	—

*
The total number of common shares that were eligible for payment of dividends for the year ended December 31, 2009 was 343,028,989 shares (which excludes 43,322,704 shares held by Kookmin Bank, a wholly-owned subsidiary of KB Financial Group)

2. Business
2.1. Results of Operations
(Unit: in millions of Won)

				For the period from
	For the three-month	For the three-month		September 29, 2008
	period ended	period ended	For the year ended	to December 31,
	March 31, 2010	March 31, 2009	December 31, 2009	2008
Operating revenues	587,386	261,460	696,712	635,268
Gain on valuation of equity method investments	577,506	257,466	677,107	633,981
Interest income	9,876	3,494	19,455	1,287
Reversal of provision for loan losses	—	500	150	—
Fee income	4	—	—	—
Operating expenses	20,881	23,049	154,819	23,197
Loss on valuation of equity method investments	—	448	64,482	10,096
Interest expense	13,172	13,461	55,556	3,063
Loss on valuation and disposal of loans receivable	—	—	—	1,000
Commission expenses	2,401	2,247	7,209	2,270
Selling and administrative expenses	5,308	6,893	27,572	6,768
Operating income	566,505	238,411	541,893	612,071

2.2. Source and Use of Funds
2.2.1. Source of Funds
(Unit: in millions of Won, %)

	As of March 31, 2010		As of December 31, 2009		As of December 31, 2008
	Ending		Ending		Ending
	Balance	Ratio (%)	Balance	Ratio (%)	balance	Ratio (%)
Shareholders’ Equity	18,401,053	95.04	17,851,630	95.65	15,828,611	95.54
Common stock	1,931,758	9.98	1,931,758	10.35	1,781,758	10.76
Capital surplus	16,428,852	84.85	16,428,852	88.03	15,473,511	93.39
Capital adjustments	(2,919,162)	(15.08)	(2,918,990)	(15.64)	(3,145,102)	(18.98)
Accumulated other comprehensive income (loss)	1,286,909	6.65	1,232,279	6.60	1,087,503	6.56
Retained earnings	1,672,696	8.64	1,177,731	6.31	630,941	3.81
Liabilities	959,888	4.96	811,834	4.35	739,408	4.46
Borrowings	798,648	4.13	798,421	4.28	730,572	4.41
Other liabilities	161,240	0.83	13,413	0.07	8,836	0.05

Total liabilities and shareholders’ equity	19,360,941	100.00	18,663,464	100.00	16,568,019	100.00

2.2.2. Use of Funds
(Unit: in millions of Won, %)

	As of March 31, 2010		As of December 31, 2009		As of December 31, 2008
	Ending		Ending		Ending
	balance	Ratio (%)	balance	Ratio (%)	balance	Ratio (%)
Investment securities accounted for under the equity method	18,154,262	93.77	17,612,122	94.36	16,345,052	98.65
Kookmin Bank	17,275,961	89.23	16,774,896	89.88	15,506,919	93.59
KB Investment & Securities	376,927	1.94	369,849	1.98	419,267	2.53
KB Life Insurance	96,516	0.50	77,284	0.41	—	—
KB Asset Management	102,574	0.53	96,312	0.52	116,458	0.70
KB Real Estate Trust	125,824	0.65	121,553	0.65	97,469	0.59
KB Investment	107,001	0.55	104,910	0.56	103,788	0.63
KB Futures	38,227	0.20	37,363	0.20	38,206	0.23
KB Credit Information	24,311	0.13	23,621	0.13	44,488	0.27
KB Data Systems	6,921	0.04	6,334	0.03	18,457	0.11
Loans	169,150	0.87	169,150	0.91	199,000	1.20
Property and equipment	1,534	0.01	1,718	0.01	3,214	0.02
Cash and due from banks	932,755	4.82	845,366	4.53	1,849	0.01
Other assets	103,240	0.53	35,108	0.19	18,904	0.12

Total	19,360,941	100.00	18,663,464	100.00	16,568,019	100.00

2.3. Other Information for Investment Decision
2.3.1. Capital Adequacy

KB Financial Group (calculated in accordance with Basel I)	(Unit: in millions of Won, %)

	As of March 31, 2010		As of December 31, 2009	As of December 31, 2008
Total Capital (A)	24,283,265		24,360,262	21,937,230
Risk-weighted assets (B)	185,829,309		182,664,075	187,086,336
BIS ratio (A/B)(1)	13.07	(2)	13.34	11.73

(1)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100

(2)	Estimate

Kookmin Bank (calculated in accordance with Basel II)	(Unit: in billions of Won, %)

	As of March 31, 2010(1)	As of December 31, 2009	As of December 31, 2008
Total Capital (A)	21,600	21,708	20,326
Risk-weighted assets (B)	155,964	154,593	154,261
BIS ratio (A/B)	13.85	14.04	13.18

(1)	Estimate
2.3.2. Credit ratings

		Credit	Company
Date of Rating	Evaluated Securities	Rating	(Ratings Range)	Evaluation
06/30/2009	Debentures	AAA	Korea Ratings (AAA ~ D)	Stable
08/04/2009	Debentures	AAA	KIS Ratings (AAA ~ D)	Stable
06/29/2009	Debentures	AAA	NICE Ratings (AAA ~ D)	Stable

3. Financial Information
3.1. Non-Consolidated Condensed Financial Information
(Unit: in millions of Won, except per share amounts)

			As of December 31, 2008
	As of and for the three		and for the period from
	month period ended	As of and for the year ended	September 29, 2008 to
	March 31, 2010	December 31, 2009	December 31, 2008
Assets
Cash and due from banks	932,755	845,366	1,849
Equity method investments	18,154,262	17,612,122	16,345,052
Loans receivable, net	169,150	169,150	199,000
Property and equipment, net	1,534	1,718	3,214
Other assets, net	103,240	35,108	18,904
Total assets	19,360,941	18,663,464	16,568,019
Liabilities
Borrowings	798,648	798,421	730,572
Other liabilities, net	161,240	13,413	8,836
Total liabilities	959,888	811,834	739,408
Shareholders’ equity
Common stock	1,931,758	1,931,758	1,781,758
Capital surplus	16,428,852	16,428,852	15,473,511
Capital adjustments	(2,919,162)	(2,918,990)	(3,145,102)
Accumulated other comprehensive income(loss)	1,286,909	1,232,279	1,087,503
Retained earnings	1,672,696	1,177,731	630,941
Total shareholders’ equity	18,401,053	17,851,630	15,828,611
Total liabilities and shareholders’ equity	19,360,941	18,663,464	16,568,019
Operating revenues	587,386	696,712	635,268
Operating income	566,505	541,893	612,071
Net income (loss)	572,675	539,818	611,927
Earnings per share — basic (Won)	1,669	1,659	2,078
Earnings per share — diluted (Won)	1,669	1,659	2,078

3.2. Consolidated Condensed Financial Information
(Unit: in millions of Won)

		As of December 31, 2008 and for
	As of and for the year ended	the period from September 29,
	December 31, 2009	2008 to December 31, 2008
Assets
Cash and due from banks	9,769,133	8,316,197
Securities	42,535,648	38,985,268
Loans receivable, net	195,397,893	198,930,186
Property and equipment, net	3,345,323	3,502,549
Other assets, net	11,120,453	17,814,591
Total assets	262,168,450	267,548,791
Liabilities
Deposits	172,439,883	162,210,372
Borrowings, net	54,493,283	63,495,480
Other liabilities, net	17,123,958	25,780,892
Total liabilities	244,057,124	251,486,744
Shareholders’ equity
Common stock	1,931,758	1,781,758
Capital surplus	16,428,852	15,473,511
Capital adjustments	(2,918,990)	(3,145,102)
Accumulated other comprehensive income(loss)	1,232,279	1,087,503
Retained earnings	1,177,731	630,941
Minority interest	259,696	233,436
Total shareholders’ equity	18,111,326	16,062,047
Total liabilities and shareholders’ equity	262,168,450	267,548,791
Operating revenues	30,446,099	29,729,283
Operating income	651,285	627,301
Income before income tax	552,158	939,408
Net income	527,494	609,828
Parent company interest in net income	539,818	611,927
Number of consolidated companies	13	12
3.3. Other Selected Financial Data
3.3.1. Won-denominated Liquidity Ratio
(Unit: in billions of Won, %)

Category	First Quarter 2010	2009(1)	2008(2)
Current assets in Won (a)	939.0	854.9	104.7
Current liabilities in Won (b)	80.3	0.5	104.6
Current ratio (a/b)	1,169.21%	178,473.28%	100.14%

(1)	Calculated based on Won-denominated assets and liabilities due within one month (in accordance with an amendment to the Financial Holding Company Act in March 2009).

(2)	Calculated based on Won assets and liabilities due within three months.

3.3.2. Selected ratios
(Unit: %)

	For the three months	For the year ended	For the year ended
Category	ended March 31, 2010	December 31, 2009	December 31, 2008
Net income as a percentage of average total assets	0.88%	0.20%	0.75%
Net income as a percentage of average stockholders’ equity	12.81	3.25	11.99

3.3.3. 20 Largest Exposures of Kookmin Bank by Borrower
(As of March 31, 2010)

Company	Loans*
(Unit: in billions of Won)
Hyundai Heavy Industries	1,051
Samsung Electronics	817
KT Corporation	723
Kia Motors	692
Samsung Heavy Industries	671
Daewoo Shipbuilding & Marine Engineering	607
Hyundai Steel	546
LG Display	498
LG Electronics	493
Hanjin Heavy Industries & Construction	337
GS Caltex	329
Orient Shipyard	323
Hyundai Capital	318
Hyundai Development	312
Kumho Industrial	298
Incheon Bridge	295
Hyundai Motor	283
GS Engineering & Construction	278
S-LCD Corporation	275
SK Shipping	272

Total	9,418

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business

3.3.4. 10 Largest Exposures of Kookmin Bank by Chaebol Group
(As of March 31, 2010)

Group	Loans*
(Unit: in billions of Won)
Samsung	2,864
Hyundai Motor	2,501
LG	1,436
SK	1,359
Hyundai Heavy Industries	1,127
Kumho Asiana	908
KT Corporation	883
Hanwha	777
GS	740
Daewoo Shipbuilding & Marine Engineering.	639

Total	13,234

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business
3.3.5. Kookmin Bank’s Loan Concentration by Industry
(As of March 31, 2010)

	Aggregate Loan	Percentage of
Industry	Balance	Total Loan Balance
	(Unit: in billions of Won, %)
Manufacturing	31,416	33.45%
Construction	8,975	9.56
Real estate	16,077	17.12
Retail and wholesale	14,498	15.44
Hotel, leisure or transportation	4,373	4.65
Finance and insurance	2,277	2.42
Other	16,302	17.36

Total	93,918	100.00%

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank

	(As of March 31, 2010)
			Allowance
	Industry	Total Credit	For Loan Losses
	(Unit: in billions of Won)
Borrower A	Manufacturing	212	31
Borrower B	Construction	101	50
Borrower C	Other	89	88
Borrower D	Manufacturing	71	35
Borrower E	Construction	52	10
Borrower F	Construction	51	10
Borrower G	Construction	44	22
Borrower H	Construction	37	7
Borrower I	Real estate	35	18
Borrower J	Construction	31	6
Borrower K	Real estate	30	30
Borrower L	Manufacturing	30	3
Borrower M	Other	25	20
Borrower N	Manufacturing	24	4
Borrower O	Real estate	20	13
Borrower P	Real estate	19	19
Borrower Q	Construction	18	4
Borrower R	Construction	16	8
Borrower S	Construction	15	6
Borrower T	Real estate	15	13

Total		935	397

3.4. Other Financial Information
See Exhibit 99.1 — KB Financial Group Review Report by our independent auditors for our full non-consolidated financial statements and relevant notes, which have been prepared in accordance with generally accepted accounting principles in Korea. The Review Report will also be available on our website, www.kbfng.com.

4. Independent Public Accountants
4.1. Audit / Review Services

			Compensation(1)	Accrued Time
Period	Auditor	Activity	(in millions of Won)	(hours)
January 1 to March 31, 2010	Samil PricewaterhouseCoopers	First quarter review	263 (annualized basis)	1,023
January 1 to December 31, 2009	Samil PricewaterhouseCoopers	Quarterly/ first half and annual review & audit, and review of internal accounting management system	250	5,251
September 29 to December 31, 2008	Samil PricewaterhouseCoopers	Quarterly and annual review & audit, and review of internal accounting management system	170	3,621

(1)	Excluding value-added taxes
4.2. Non-Audit Services
(Unit: millions of Won)

Period	Contract date	Activity	Service period	Compensation(1)
January 1 to December 31, 2009	November 12, 2009	US GAAP and SOX Audit	November 12, 2009 to June 30, 2010	2,700
	July 21, 2009	Issuance of comfort letter	July 21, 2009 to September 1, 2009	210

(1)	Excluding value-added taxes

5. Corporate Governance and Affiliated Companies
5.1. Board of Directors & Committees under the Board
The board of directors currently consists of one executive director, one non-standing director and nine non-executive directors. The following committees currently serve under our board of directors:
•	Board Steering Committee

•	Audit Committee

•	Management Strategy Committee

•	Risk Management Committee

•	Evaluation & Compensation Committee

•	Non-Executive Director Nominating Committee

•	Audit Committee Member Nominating Committee
For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Director, 6.2. Non-Standing Director and 6.3. Non-Executive Directors below.
5.2. Audit Committee
The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, planning and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3. Compensation to Directors
5.3.1. Compensation to Directors (including Non-executive Directors) and Audit Committee Members

(As of March 31, 2010)		(Unit: in millions of Won)
		Total payment
	Total amount	(for the three-
	approved at	month period
	Shareholders'	ended March 31,	Average payment
	Meeting(1)	2010)(2) (4) (6)	per person(3)	Notes
Registered Directors (excluding non-executive directors and audit committee members)	5,000	21	21	(5)
Non-executive Directors (excluding audit committee members)		52	13	4 persons
Non-executive Directors who are audit committee members		78	16	5 persons

(1)	Excludes long-term incentives.

(2)	Represents total amount paid as of March 31, 2010.

(3)	Represents (i) the total amount paid for the three-month period ended March 31, 2010, divided by (ii) the total number of persons.

(4)	Payment subject to the Company’s internal policies on compensation to directors.

(5)	Excludes compensation to directors who concurrently hold more than one position within the Company and its subsidiaries (Vice Chairman of the Company).

(6)
In addition to the total payments as presented in the above table, we recorded the following amounts in our financial statements with respect to performance-based long-term incentives to directors, the payment and amount of which are determined following the expiration of their terms of office: Won 1,115 million in our financial statements as of and for the three-month period ended March 31, 2010, and Won 1,324 million in our financial statements as of and for the year ended December 31, 2009. In the first quarter of 2010, we recorded a reversal of Won 209 million with respect to performance-based long-term incentives to directors. For details regarding the fair value calculation method used, see the notes to the financial statements attached hereto.

5.4. Affiliated Companies
5.4.1. List of Affiliated Companies
Affiliated companies of KB Financial Group and its ownership of such companies as of March 31, 2010 are as follows.
•	Kookmin Bank (100.00%)

•	KB Investment & Securities (100.00%)

•	KB Life Insurance (51.00%)

•	KB Asset Management (100.00%)

•	KB Real Estate Trust (100.00%)

•	KB Investment (100.00%)

•	KB Futures (100.00%)

•	KB Credit Information (100.00%)

•	KB Data Systems (100.00%)

6. Directors, Senior Management and Employees
6.1. Executive Director
As of March 31, 2010, we have one executive director.
The name and position of our executive director, and the number of shares of KB Financial Group’s common stock he owns are set forth below as of March 31, 2010.

Name	Date of Birth	Position	Common Shares Owned
Chung Won Kang	12/19/1950	Chief Executive Officer & Vice Chairman	—
6.2. Non-Standing Director
As of March 31, 2010, we have one non-standing director.
The name and position of our non-standing director, and the number of shares of KB Financial Group’s common stock he owns are set forth below as of March 31, 2010.

Name	Date of Birth	Position	Common Shares Owned
Jung Hoe Kim	09/19/1949	Non-Standing Director	1,754
6.3. Non-Executive Directors
Our current non-executive directors and the number of shares of KB Financial Group’s common stock they own as of March 31, 2010 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Kyungjae Lee	01/30/1939	Non-Executive Director	—
Jacques P.M. Kemp	05/15/1949	Non-Executive Director	—
Suk Sig Lim	07/17/1953	Non-Executive Director	2,897
Sang Moon Hahm	02/02/1954	Non-Executive Director	1,767
Seunghee Koh	06/26/1955	Non-Executive Director	—
Chee Joong Kim	12/11/1955	Non-Executive Director	—
Youngnam Lee	09/03/1957	Non-Executive Director	—
Jae Mok Cho	01/05/1961	Non-Executive Director	—
Chan Soo Kang	11/23/1961	Non-Executive Director	1,732

6.4. Senior Management
In addition to our executive director who is also our executive officer, we had the following six executive officers as of March 31, 2010.

Name	Date of Birth	Position	Common Shares Owned
In Gyu Choi	12/23/1955	Deputy President & Chief Strategy Officer	117
Kap Shin	09/04/1955	Deputy President & Chief Financial Officer	567
Heung Woon Kim	07/20/1957	Deputy President & Chief Information Officer	1,937
Minho Lee	04/03/1965	Deputy President & Chief Compliance Officer	—
Jong Chan Ryu	07/22/1957	Managing Director & Chief Human Resources Officer	627
Young Yoon Kim	09/18/1956	Managing Director (Public Relations)	117

6.5. Employees
The following table shows the breakdown of our employees as of March 31, 2010.
(Unit: in millions of Won)

		Average Tenure of
	Number of	Employees		Average Payment
	Employees	(months)	Total Payment(1)	per Person(2)
Total	102	14.9 months	1,895	18

(1)	Represents the total amount paid (excluding bonuses and fringe benefits) for the three-month period ended March 31, 2010.

(2)	Represents (i) the total amount paid (excluding bonuses and fringe benefits) for the three-month period ended March 31, 2010 divided by (ii) the total number of employees as of March 31, 2010.

7. Major Stockholders and Related Party Transactions
7.1. Major Stockholders
The following table presents information regarding holders of 5% or more of our total issued shares as of March 31, 2010:
(Unit: Shares, %)

Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Kookmin Bank	43,322,704	11.21
Citibank, N.A.(1)	40,353,823	10.44
ING Bank N.V.	19,401,044	5.02
Korean National Pension Service(2)	19,248,845	4.98

*	The number of shares of common stock presented for each stockholder in the table above is based on our shareholder registry as of December 31, 2009, unless otherwise indicated.

(1)	Depositary under the Company’s ADR program.

(2)	Based on a public filing dated January 27, 2010.
7.2. Changes in the Largest Shareholder
(Unit: Shares, %)

	Date of Change in Largest
	Shareholder/
Name of Largest	Date of Change in	Number of Shares of	Percentage of Total
Shareholder	Ownership Level	Common Stock	Issued Shares(1)
ING Bank N.V.	January 27, 2010	19,401,044	5.02
Korean National Pension Service	December 31, 2009	20,046,217	5.19
Korean National Pension Service	December 7, 2009	20,321,051	5.26
Korean National Pension Service	September 2, 2009	21,199,372	5.49
Korean National Pension Service	July 27, 2009	19,673,220	5.52
Korean National Pension Service	May 29, 2009	19,653,362	5.52
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	October 31, 2008	21,675,810	6.08
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	September 30, 2008	17,910,781	5.03

*	The date of change in largest shareholder / change in ownership level is the date as indicated on the public filing disclosing relevant changes in shareholdings in the Company.

(1)	Based on 386,351,693 total issued shares of common stock for periods on or after September 2, 2009, and 356,351,693 total issued shares of common stock for periods on or prior to July 27, 2009.

**	The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V. on January 27, 2010. The Korean National Pension Service held 19,248,845 shares (4.98%) of our common stock as of January 27, 2010

7.3. Employee Stock Ownership Association

(As of March 31, 2010)	(Unit: Shares)

Company Name	Number of shares	Type of shares
KB Financial Group	26,076	Common Stock
Kookmin Bank	5,634,526	Common Stock
KB Investment & Securities	61,478	Common Stock
KB Life Insurance	48,744	Common Stock
KB Asset Management	27,393	Common Stock
KB Real Estate Trust	36,798	Common Stock
KB Investment	6,535	Common Stock
KB Futures	9,916	Common Stock
KB Credit Information	36,655	Common Stock
KB Data Systems	65,696	Common Stock

Total	5,953,817	Common Stock

7.4. Investments in Affiliated Companies

(As of March 31, 2010)	(Units: shares, millions of Won, %)

	Ending Balance			Total Assets as	Net Income (loss)
	Number of	Shareholding		of the latest	for the latest
Name	shares	percentage	Book value	fiscal year	fiscal year	Notes
Kookmin Bank	496,379,116	100	17,275,961	256,519,760	635,803	(1)
KB Investment & Securities	15,600,000	100	376,927	1,765,197	(42,823)	(2)
KB Life Insurance	15,912,000	51	96,516	2,862,265	5,877	(2)
KB Asset Management	7,667,550	100	102,574	111,135	28,811	(2)
KB Real Estate Trust	16,000,000	100	125,824	257,286	23,794	(1)
KB Investment	8,951,797	100	107,001	125,961	2,159	(1)
KB Futures	4,000,000	100	38,227	219,937	5,985	(2)
KB Credit Information	1,252,400	100	24,311	29,379	4,338	(1)
KB Data Systems	800,000	100	6,921	44,938	5,267	(1)

Total	566,562,863	—	18,154,262	—	—

*	The above items represent the Company’s holding of investment securities of its Subsidiaries, which are accounted for under the equity method.

**	The total assets and net income amounts stated above are based on the non-consolidated financial statements of each Subsidiary as of and for the period stated in the accompanying notes.

(1)	As of or for the year ended December 31, 2009

(2)	As of March 31, 2010 or for the period from April 1, 2009 to March 31, 2010

7.5. Related Party Transactions
7.5.1. Equity Investments in Subsidiaries
With the exception of KB Life Insurance, the Company acquired the common shares of the Subsidiaries listed above in “7.4. Investments in Affiliated Companies” from such Subsidiaries’ shareholders pursuant to the comprehensive stock transfer which established the Company. KB Life Insurance, which was formerly a subsidiary of Kookmin Bank and therefore a second-tier subsidiary of the Company, became a first-tier subsidiary of the Company on June 22, 2009.
7.5.2. Prepayments and Loans to Subsidiaries
(Unit: in billions of Won)

			Loan	Current
Name	Relationship	Account	Amount	Balance	Interest Rate	Maturity
KB Investment & Securities	Subsidiary	Loans	100	100	CD 3M + 350 bps	June 15, 2014
KB Real Estate Trust	Subsidiary	Loans	50	50	CD 3M + 226 bps	June 29, 2011
KB Investment	Subsidiary	Loans	20	20	CD 3M + 221 bps	June 29, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: May 17, 2010	By:	/s/ Kap Shin (Signature)
Name: Kap Shin
Title: Deputy President & CFO